SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                UNIFY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Company)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    904743101
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 13, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

---------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------             -------------------------------------
CUSIP NO.      904743101                   PAGE 2 OF 11 PAGES
------------------------------             -------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Diker Value-Tech QP Fund, LP

            42-1622604
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                       (b) [ ]
            (see Item 4)
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED        [ ]
            PURSUANT TO ITEMS 2(d) or 2(e)

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- --------------------------------------------------------------------
                         7      SOLE VOTING POWER
  NUMBER OF
                                0
   SHARES             --------  ------------------------------------------------
                         8      SHARED VOTING POWER
BENEFICIALLY
                                1,562,890 (see Item 4)
  OWNED BY            --------  ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
   EACH
                                0
 REPORTING            --------  ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
PERSON WITH
                                1,562,890 (see Item 4)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,562,890 (see Item 4)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  [ ]
            EXCLUDES CERTAIN SHARES*
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.3% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------             -------------------------------------
CUSIP NO.      904743101                   PAGE 3 OF 11 PAGES
------------------------------             -------------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Diker GP, LLC

            37-1444083
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                       (b) [ ]
            (see Item 4)
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED        [ ]
            PURSUANT TO ITEMS 2(d) or 2(e)

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- --------------------------------------------------------------------
                         7      SOLE VOTING POWER
 NUMBER OF
                                0
  SHARES              --------  ------------------------------------------------
                         8      SHARED VOTING POWER
BENEFICIALLY
                                3,216,881 (see Item 4)
  OWNED BY            --------  ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
   EACH
                                0
REPORTING             --------  ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
PERSON WITH
                                3,216,881 (see Item 4)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,216,881 (see Item 4)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  [ ]
            EXCLUDES CERTAIN SHARES*
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.0% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            OO

----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------             -------------------------------------
CUSIP NO.      904743101                   PAGE 4 OF 11 PAGES
------------------------------             -------------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Diker Management, LLC

            04-3616914
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                       (b) [ ]
            (see Item 4)
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED        [ ]
            PURSUANT TO ITEMS 2(d) or 2(e)

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- --------------------------------------------------------------------
                         7      SOLE VOTING POWER
 NUMBER OF
                                0
  SHARES              --------  ------------------------------------------------
                         8      SHARED VOTING POWER
BENEFICIALLY
                                3,463,517 (see Item 4)
 OWNED BY             --------  ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
  EACH
                                0
 REPORTING            --------  ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
PERSON WITH
                                3,463,517 (see Item 4)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,463,517 (see Item 4)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  [ ]
            EXCLUDES CERTAIN SHARES*
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.8% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IA

----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------             -------------------------------------
CUSIP NO.      904743101                   PAGE 5 OF 11 PAGES
------------------------------             -------------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Charles M. Diker
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                       (b) [ ]
            (see Item 4)
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED        [ ]
            PURSUANT TO ITEMS 2(d) or 2(e)

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------- --------------------------------------------------------------------
                         7      SOLE VOTING POWER
 NUMBER OF
                                0
  SHARES              --------  ------------------------------------------------
                         8      SHARED VOTING POWER
BENEFICIALLY
                                3,463,517 (see Item 4)
  OWNED BY            --------  ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
   EACH
                                0
 REPORTING            --------  ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
PERSON WITH
                                3,463,517 (see Item 4)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,463,517 (see Item 4)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  [ ]
            EXCLUDES CERTAIN SHARES*
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.8% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------             -------------------------------------
CUSIP NO.      904743101                   PAGE 6 OF 11 PAGES
------------------------------             -------------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Mark N. Diker
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                       (b) [ ]
            (see Item 4)
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED        [ ]
            PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------- --------------------------------------------------------------------
                         7      SOLE VOTING POWER
 NUMBER OF
                                0
  SHARES              --------  ------------------------------------------------
                         8      SHARED VOTING POWER
BENEFICIALLY
                                3,463,517 (see Item 4)
  OWNED BY            --------  ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
   EACH
                                0
 REPORTING            --------  ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
PERSON WITH
                                3,463,517 (see Item 4)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,463,517 (see Item 4)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  [ ]
            EXCLUDES CERTAIN SHARES*

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.8% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN
----------- --------------------------------------------------------------------

ITEM 1.      SECURITY AND ISSUER.

          This statement relates to certain shares (the "Shares") of the common stock, par value $0.001 per share (the "Common Stock"), of Unify Corporation (the "Company"). The Company's principal executive offices are located at 2101 Arena Blvd., Suite 100, Sacramento, CA 95834.

          The Reporting Persons (as described below) previously reported their ownership of the Shares on a Schedule 13G. This Schedule 13D supersedes such
Schedule 13G and does not reflect a change in beneficial ownership of shares of Common Stock reported on the basis of the number of Shares held by the Reporting Persons. As a result of an increase in the number of outstanding shares of Common Stock reported by the Company, however, this Schedule 13D reflects a decrease in beneficial ownership of shares of Common Stock as a percentage of shares of Common Stock outstanding.

ITEM 2.      IDENTITY AND BACKGROUND

          (a)  This  statement is filed by:

               (i) Diker Value-Tech QP Fund, LP, a Delaware limited partnership ("Diker Value-Tech QP"), with respect to Shares beneficially owned by Diker Value-Tech QP;

               (ii) Diker GP, LLC, a Delaware limited liability company ("Diker GP"), as the general partner to, and with respect to Shares directly owned by, each of:

                    (A)  Diker   Value-Tech   Fund,   LP,  a  Delaware   limited
          partnership ("VT");

                    (B)  Diker Value-Tech QP;

                    (C)  Diker   Micro-Value   Fund,  LP,  a  Delaware   limited
          partnership ("MV");

                    (D) Diker Micro-Value QP Fund, LP, a Delaware limited partnership ("MVQP");

                    (E) Diker Micro and Small Cap Fund, LP, a Delaware limited partnership ("MS"); and

                    (F) Diker M&S Cap Master, Ltd., a Cayman Islands exempted company ("MSLTD" and, together with VT, Diker Value-Tech QP, MV, MVQP and MS, collectively, the "Diker Funds");

               (iii) Diker Management, LLC, a Delaware limited liability company ("Diker Management"), with respect to the Shares beneficially owned by the Diker Funds and certain managed accounts;

               (iv) Charles M. Diker, with respect to the Shares beneficially owned by Diker GP, Diker Management and certain managed accounts; and

               (v) Mark N. Diker, with respect to the Shares beneficially owned by Diker GP, Diker Management and certain managed accounts.

          The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than the various accounts under the Reporting Persons' management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by any other person or entity other than the various accounts under the Reporting Persons' management and control.

          (b) The address of the principal business office of each of the Reporting Persons is 745 Fifth Avenue, Suite 1409, New York, New York 10151.

          (c) The principal business of each of Diker GP and Diker Management is investing for accounts under their management, including the Diker Funds. The principal business of each of Charles M. Diker and Mark N. Diker is to act as a managing member of each of Diker GP and Diker Management.

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Each of Charles M. Diker and Mark N. Diker is a United States citizen.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The 3,463,517  Shares reported herein as being  beneficially  owned by
the  Reporting  Persons  were  acquired  at  an  aggregate   purchase  price  of
approximately $2,698,747.

          The Shares were acquired by the Reporting Persons with investment funds in accounts under management.

ITEM 4.      PURPOSE OF TRANSACTION

          The Company, Warp Technology Holdings, Inc. operating under the name Halo Technology Holdings ("Halo"), and UCA Merger Sub Inc., Halo's wholly-owned subsidiary ("Merger Sub"), entered into an Agreement and Plan of Merger, dated as of March 13, 2006 (the "Merger Agreement"). Pursuant to the Merger Agreement, the parties agreed, subject to certain terms and conditions, that the Company will be merged into Merger Sub (the "Merger"), with the Company surviving the Merger. According to the Merger Agreement, as of the date of the Merger Agreement, there were 29,376,201 shares of Common Stock issued and outstanding. In connection with the

Merger, each issued and outstanding share of the Common Stock will be converted into the right to receive 0.437 shares of Halo's common stock. The Merger is subject to the approval of the Company's stockholders, as well as certain other consents.

          As an inducement for Halo to enter into the Merger Agreement with the Company, Diker Management entered into a Stockholder Agreement with Halo, dated as of March 13, 2006 (the "Stockholder Agreement"), pursuant to which Diker Management agreed, among other things and subject to certain conditions, (i) to vote, or direct the vote of, the Shares in favor of the Merger and (ii) not to vote, or direct the vote, of the Shares in favor of any Acquisition Proposal (as defined in the Merger Agreement), reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company or corporate action which would frustrate the purposes of, or prevent or delay the consummation of, the Merger, in each case whether presented by written consent or at a stockholders' meeting. Diker Management has waived any appraisal rights to which they might otherwise be entitled under law. In addition, pursuant to the Stockholder Agreement, Diker Management has appointed Halo as its proxy and attorney-in-fact.

          The Stockholder Agreement terminates upon the earlier to occur of (i) termination of the Merger Agreement and (ii) written notice from Diker Management to the Parent following receipt by the Company of any Company Superior Proposal (as defined in the Merger Agreement). All of the Shares as reported beneficially owned herein are subject to the Stockholder Agreement.

          The foregoing descriptions of the Merger Agreement and the Stockholder Agreement are qualified in their entirety by reference to the full text of such agreements which are incorporated herein by reference.

ITEM 5.      INTEREST IN SECURITIES OF THE COMPANY.

     (a) The aggregate percentage of Common Stock reported owned beneficially by the Reporting Persons is based upon 29,376,201 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as of March 13, 2006, as represented by the Company in the Merger Agreement.

          The number of shares of Common Stock subject to the Stockholder Agreement is 3,463,517 which constitutes approximately 11.8% of the Common Stock outstanding.

     (b) Diker GP has shared voting and dispositive powers with respect to 3,216,881 Shares, constituting approximately 11.0% of the shares of Common Stock outstanding.

          Diker Management has shared voting and dispositive powers with respect to 3,463,517 Shares, constituting approximately 11.8% of the shares of Common Stock outstanding.

          Diker Value-Tech QP has shared voting and dispositive powers with respect to 1,562,890 Shares, constituting approximately 5.3% of the shares of Common Stock outstanding.

          Charles M. Diker has shared voting and dispositive powers with respect to 3,463,517 Shares, constituting approximately 11.8% of the shares of Common Stock outstanding.

          Mark N. Diker has shared voting and dispositive powers with respect to 3,463,517 Shares constituting less than 11.8% of the shares of Common Stock outstanding.

          Diker GP (as the sole general partner of the Diker Funds), Diker Management, Charles M. Diker, and Mark N. Diker own no shares of Common Stock directly. Pursuant to investment advisory agreements, Diker Management shares investment and voting power with respect to the securities held by each of the Diker Funds, including Diker Value-Tech QP. Charles M. Diker and Mark N. Diker are the managing members of Diker GP and Diker Management, and in that capacity direct their operations. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Diker GP may be deemed to own beneficially 3,216,881 Shares, constituting approximately 11.0% of the shares of Common Stock outstanding, and each of Diker Management, Charles M. Diker and Mark N. Diker, may be deemed to own beneficially 3,463,517 Shares, constituting approximately 11.8% of the shares of Common Stock outstanding. Each of Diker GP, Diker Management, Charles M. Diker and Mark N. Diker disclaim beneficial ownership of any of the securities covered by this statement.

     (c)  Except   for  the   Stockholder   Agreement,   and  the   transactions
contemplated thereby, the Reporting Persons have not effected any transactions in the Shares during the last 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

          The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the Stockholder Agreement are included as Exhibits A and B, respectively, to this Schedule 13D and are also incorporated herein by reference. To the best of the Reporting Persons' knowledge, except as described in this Schedule 13D, there are no present contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above and between any such persons and any person with respect to any securities of the Company.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

1. Exhibit A - Agreement and Plan of Merger, dated as of March 13, 2006, by and between Warp Technology Holdings, Inc., operating under the name Halo Technology Holdings, UCA Merger Sub Inc., and Unify Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by Unify Corporation on March 15, 2006).

2. Exhibit B - Stockholder Agreement, dated as of March 13, 2006, by and between Warp Technology Holdings, Inc., operating under the name Halo Technology Holdings, and the Diker Management, LLC.

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2006

DIKER GP, LLC


By:  /s/ Mark N. Diker
     --------------------------------
     Name:  Mark N. Diker
     Title: Managing Member


DIKER MANAGEMENT, LLC


By:  /s/ Mark N. Diker
     --------------------------------
     Name:  Mark N. Diker
     Title: Managing Member


DIKER VALUE-TECH QP FUND, LP

By:  DIKER GP, LLC,
       its General Partner


By:  /s/ Mark N. Diker
     ---------------------------------
     Name:  Mark N. Diker
     Title: Managing Member


     /s/ Charles M. Diker
     ---------------------------------
     CHARLES M. DIKER, Individually


     /s/ Mark N. Diker
     ---------------------------------
     MARK N. DIKER, Individually

                                  EXHIBIT INDEX


1. Exhibit A - Agreement and Plan of Merger, dated as of March 13, 2006, by and between Warp Technology Holdings, Inc., operating under the name Halo Technology Holdings, UCA Merger Sub Inc., and Unify Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by Unify Corporation on March 15, 2006).

2. Exhibit B - Stockholder Agreement, dated as of March 13, 2006, by and between Warp Technology Holdings, Inc., operating under the name Halo Technology Holdings, and Diker Management, LLC.

                                                                       EXHIBIT B

                              STOCKHOLDER AGREEMENT

          This STOCKHOLDER AGREEMENT, is dated as of March 13, 2006, by and between Warp Technology Holdings, Inc., a Nevada corporation doing business as "Halo Technology Holdings" ("Parent"), and the undersigned, holder ("Stockholder") of shares of common stock ("Company Common Stock"), of Unify Corporation, a Delaware corporation ("Company").

          WHEREAS, in order to induce Parent to enter into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), with Company, Parent has requested Stockholder and Stockholder has agreed, to enter into this Stockholder Agreement with respect to all shares of Company Common Stock now or hereafter beneficially owned by Stockholder of which Stockholder has the right to vote or direct the voting thereof (the "Shares");

          NOW, THEREFORE, the parties hereto agree as follows:

                                   ARTICLE I.

                       GRANT OF PROXY AND VOTING AGREEMENT

     1.1. VOTING AGREEMENT. In the event that any stockholder action is to be taken at any time with respect to the approval and adoption of the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto or contemplated thereby (collectively, the "Transaction Documents"), whether by written consent, vote of the shareholders of the Company at a meeting or otherwise, Stockholder agrees to vote all of the Shares in favor of the approval and adoption of the Transaction Documents. Stockholder hereby agrees that Stockholder will not vote any Shares in favor of the approval of any
(i) Company Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding up of Company or any other extraordinary transaction involving Company, (iii) corporate action the consummation of which would frustrate the purposes of, or prevent or delay the consummation of the Merger or other transactions contemplated by the Transaction Documents or (iv) other matter relating to, or in connection with, any of the foregoing matters.

     1.2. IRREVOCABLE PROXY. Stockholder hereby revokes any and all previous proxies granted with respect to the Shares. By entering into this Stockholder Agreement, Stockholder hereby grants a proxy appointing Parent, and each duly elected officer thereof, as such Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in such Stockholder's name, to vote, express, consent or dissent, or otherwise to utilize such voting power as Parent or its proxy or substitute shall, in Parent's sole discretion, deem proper with respect to the Shares to effect any action described in Section 1.1 above (including, without limitation, the right to sign its name (as Stockholder) to any consent, certificate or other document relating to Company that the law of the State of Delaware permit or require in furtherance of the approval and adoption of the Merger Agreement, the Merger and the Transaction Documents). Stockholder retains the right to vote or otherwise utilize its voting power for all purposes not inconsistent with this Section 1.2. The proxy granted by Stockholder pursuant to this Article I is irrevocable for the term of this Stockholder Agreement and is granted in consideration of Parent entering into this Stockholder Agreement and the Merger Agreement and incurring certain related fees and expenses.

                                   ARTICLE II.

                  REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

          Stockholder represents and warrants to Parent that:

     2.1. AUTHORIZATION. This Stockholder Agreement has been duly executed and delivered by and the consummation of the transactions contemplated hereby are within the powers of Stockholder. If this Stockholder Agreement is being executed in a representative or fiduciary capacity, the person signing this Stockholder Agreement has full power and authority to enter into and perform this Stockholder Agreement. The obligations under this Stockholder Agreement constitute the legal, valid and binding obligations of Stockholder.

     2.2. NON-CONTRAVENTION. The execution, delivery and, subject to compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the "HSR Act") and securities laws, as applicable, performance by Stockholder of this Stockholder Agreement, do not and will not (i) violate any applicable law, rule, regulation, judgment, injunction, order or decree, (ii) require any consent or other action by any person under, constitute a default under or give rise to any right of termination, cancellation or acceleration under any provision of any agreement or other instrument binding on Stockholder or (iii) result in the imposition of any encumbrance on the Shares.

     2.3. OWNERSHIP OF SHARES. Stockholder is the record and beneficial owner of the Shares, free and clear of any encumbrance and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Shares) other than restrictions under the Securities Act of 1933, as amended. None of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of the Shares. Stockholder possesses the sole and exclusive right to vote all of the Shares in any vote of the shareholders of the Company.

     2.4. TOTAL SHARES. Except for the Shares set forth on the signature page hereto next to Stockholder's name, Stockholder does not beneficially own any (i) shares of capital stock or voting securities of Company, (ii) securities of Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Company. If Stockholder acquires any additional Shares after the date hereof, Stockholder will notify Parent in writing within two business days of such acquisition, but in any event prior to the date of the shareholder meeting of the Company.

                                  ARTICLE III.

                            COVENANTS OF STOCKHOLDER

          Stockholder hereby covenants and agrees that:

     3.1. NO PROXIES FOR OR ENCUMBRANCES ON SHARES. Except pursuant to the terms of this Stockholder Agreement, Stockholder shall not, without prior written consent of Parent, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares with respect to any matter described in Section 1.1 of this Stockholder Agreement or (ii) acquire, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, encumbrance or other disposition of, any Shares during the term of this Stockholder Agreement other than pursuant to the Merger or the
Transaction Documents. Stockholder shall not seek or solicit any such acquisition or sale, assignment, transfer, encumbrance of other disposition or any such contract, option or other arrangement or understanding and agrees to notify Parent promptly, and to provide all details required by Parent, if Stockholder shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing.

     3.2. APPRAISAL RIGHTS. Stockholder agrees not to exercise any rights to demand appraisal of any Shares which may arise with respect to the Merger.

                                  ARTICLE IV.

                    REPRESENTATIONS AND WARRANTIES OF PARENT

          Parent represents and warrants to Stockholder that:

     4.1. AUTHORIZATION. This Stockholder Agreement has been duly executed and delivered by and the consummation of the transactions contemplated hereby are within the powers of Parent. The obligations under this Stockholder Agreement constitute the legal, valid and binding obligations of Parent.

     4.2. NON-CONTRAVENTION. The execution, delivery and, subject to compliance with the HSR Act and securities laws, as applicable, performance by Parent of this Stockholder Agreement, do not and will not (i) violate any applicable law, rule, regulation, judgment, injunction, order or decree or (ii) require any consent or other action by any person under, constitute a default under or give rise to any right of termination, cancellation or acceleration under any provision of any agreement or other instrument binding on Parent.

                                   ARTICLE V.

                                  MISCELLANEOUS

     5.1. TERMINATION. This Stockholder Agreement shall terminate and be of no further force or effect upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) written notice from the Stockholder to Parent following receipt by the Company of any Company Superior Proposal (as defined in the Merger Agreement).

     5.2. FURTHER ASSURANCES. Parent and Stockholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Stockholder Agreement.

     5.3. AMENDMENTS. Any provision of this Stockholder Agreement may be amended or waived if, but only if, such amendment or waiver in writing is signed, in the case of an amendment, by each party to this Stockholder Agreement or in the case of a waiver, by the party against whom the waiver is to be effective.

     5.4. DUTIES AS DIRECTOR. Nothing contained in this Stockholder Agreement shall be deemed to restrict Stockholder from taking actions in his capacity as a director of the Company as may be permitted under the Merger Agreement.

     5.5. PARTIES IN INTEREST. This Stockholder Agreement shall be binding upon, inure to the benefit of, and be enforceable by, each party hereto and each party's respective heirs, beneficiaries, executors, representatives and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Stockholder Agreement.

     5.6. EXPENSES. All costs and expenses incurred in connection with this Stockholder Agreement shall be paid by the party incurring such cost or expense.

     5.7. SUCCESSORS AND ASSIGNS. The provisions of this Stockholder Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Stockholder Agreement without the consent of the other party hereto, except that Parent may transfer or assign its rights and obligations to any affiliate of Parent.

     5.8. GOVERNING LAW. This Stockholder Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

     5.9. CONSENT TO JURISDICTION. Each of Parent and Stockholder hereby irrevocably submits in any suit, action or proceeding arising out of or related to this Stockholder Agreement or any other instrument, document or agreement executed or delivered in connection herewith and the transactions contemplated hereby and thereby, whether arising in contract, tort, equity or otherwise, to the exclusive jurisdiction of any state or federal court located in the State of Delaware and waives any and all objections to jurisdiction that it may have under the laws of the United States or of any state. Each of Parent and Stockholder waives any objection that it may have (including, without limitation, any objection of the laying of venue or based on FORUM NON
CONVENIENS) to the location of the court in any proceeding commenced in accordance with this Section 5.9.

     5.10. COUNTERPARTS; EFFECTIVENESS. This Stockholder Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instruments. This Stockholder Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other party hereto.

     5.11. SEVERABILITY. If any term, provision or covenant of this Stockholder Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Stockholder Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     5.12. SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Stockholder Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity without the posting of a bond or other security.

     5.13. CAPITALIZED TERMS. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement.

     5.14. NO STRICT CONSTRUCTION. The language used in this Stockholder Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be used against any person hereto.


                                [END OF DOCUMENT;
                             SIGNATURE PAGE FOLLOWS]

          IN WITNESS WHEREOF, the parties hereto have caused this Stockholder Agreement to be duly executed as of the day and year first above written.


                                        Warp Technology Holdings, Inc.


                                        By:  /s/ Ernest (JR) Mysogland
                                             -----------------------------------
                                        Name: Ernest (JR) Mysogland
                                        Title: Executive Vice President



                                        Stockholder
                                        Diker Management, LLC


                                        By:  /s/ Mark N. Diker
                                             -----------------------------------
                                        Its: Managing Member
                                        Shares Owned:  3,463,517